UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Audience, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

05070J102
(CUSIP Number)

VERTEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05070J102

1	NAME OF REPORTING PERSON Vertex Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 238,227
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 238,227
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05070J102

1	NAME OF REPORTING PERSON Vertex Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 165,835
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 165,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05070J102

1	NAME OF REPORTING PERSON Vertex GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 238,227
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 238,227
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05070J102

1	NAME OF REPORTING PERSON Vertex Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 165,835
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 165,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05070J102

1	NAME OF REPORTING PERSON Vertex Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 404,062
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 404,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 05070J102

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 404,062
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 404,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05070J102

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially held by Vertex Opportunities and VSO III were acquired with its working capital in open market transactions (unless otherwise noted), as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 238,227 Shares beneficially owned by Vertex Opportunities is approximately $947,208, excluding brokerage commissions. The aggregate purchase price of the 165,835 Shares beneficially owned by VSO III is approximately $793,002, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 23,603,003 Shares outstanding, which is the total number of Shares outstanding as of May 15, 2015 as reported in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on May 19, 2015.

A.	Vertex Opportunities

(a)	As of 12:00 pm eastern time on June 18, 2015, Vertex Opportunities beneficially owned 238,227 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 238,227
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 238,227

(c)	The transactions in the Shares by Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	VSO III

(a)	As of 12:00 pm eastern time on June 18, 2015, VSO III beneficially owned 165,835 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 165,835
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 165,835

(c)	The transactions in the Shares by VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 05070J102

C.	Vertex GP

(a)	Vertex GP, as the general partner of Vertex Opportunities, may be deemed the beneficial owner of the 238,227 Shares owned by Vertex Opportunities.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 238,227
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 238,227

(c)
Vertex GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	VSO GP III

(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 165,835 shares owned by VSO III.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 165,835
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 165,835

(c)
VSO GP III has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Vertex Capital

(a)
Vertex Capital, as the investment manager to Vertex Opportunities and VSO III, may be deemed the beneficial owner of the (i) 238,227 Shares owned by Vertex Opportunities and (ii) 165,835 Shares owned by VSO III.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 404,062
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 404,062

(c)
Vertex Capital has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by Vertex Opportunities and VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 05070J102

F.	Eric Singer

(a)
Mr. Singer, as the managing member of Vertex GP, VSO III GP and Vertex Capital, may be deemed the beneficial owner of the (i) 238,227 Shares owned by Vertex Opportunities and (ii) 165,835 Shares owned by VSO III.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 404,062
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 404,062

(c)
Mr. Singer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by Vertex Opportunities and VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Amendment No. 2 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of June 17, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 05070J102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2015

Vertex Opportunities Fund, LP

By:	Vertex GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities Fund III, LP

By:	Vertex Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 05070J102

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VERTEX OPPORTUNITIES FUND, LP

Sale of Common Stock	(5,900)	6.0900	04/20/2015
Sale of Common Stock	(4,757)	4.8000	05/04/2015
Sale of Common Stock	(5,900)	4.8000	05/05/2015
Sale of Common Stock	(15,000)	4.7700	05/14/2015
Sale of Common Stock	(30,000)	4.7910	05/15/2015
Sale of Common Stock	(12,000)	4.7977	05/18/2015
Sale of Common Stock	(49,300)	4.8347	05/19/2015
Sale of Common Stock	(29,000)	4.8520	05/20/2015
Sale of Common Stock	(10,475)	4.8622	05/21/2015
Sale of Common Stock	(5,800)	4.8550	05/26/2015
Sale of Common Stock	(13,166)	4.8256	05/27/2015
Sale of Common Stock	(2,900)	4.8000	05/28/2015
Sale of Common Stock	(11,600)	4.8000	06/01/2015
Sale of Common Stock	(19,847)	4.7912	06/02/2015
Sale of Common Stock	(26,100)	4.8175	06/03/2015
Sale of Common Stock	(7,946)	4.8231	06/04/2015
Sale of Common Stock	(24,920)	4.7709	06/05/2015
Sale of Common Stock	(73,080)	4.8301	06/16/2015
Sale of Common Stock	(328,304)	4.9038	06/17/2015
Sale of Common Stock	(203,000)	4.9015	06/17/2015

VERTEX SPECIAL OPPORTUNITIES FUND III, LP

Sale of Common Stock	(4,100)	6.0900	04/20/2015
Sale of Common Stock	(3,243)	4.8000	05/04/2015
Sale of Common Stock	(4,100)	4.8000	05/05/2015
Sale of Common Stock	(35,700)	4.8347	05/19/2015
Sale of Common Stock	(21,000)	4.8520	05/20/2015
Sale of Common Stock	(7,585)	4.8622	05/21/2015
Sale of Common Stock	(4,200)	4.8550	05/26/2015
Sale of Common Stock	(9,534)	4.8256	05/27/2015
Sale of Common Stock	(2,100)	4.8000	05/28/2015
Sale of Common Stock	(8,400)	4.8000	06/01/2015
Sale of Common Stock	(14,372)	4.7912	06/02/2015
Sale of Common Stock	(18,900)	4.8175	06/03/2015
Sale of Common Stock	(5,754)	4.8231	06/04/2015
Sale of Common Stock	(18,046)	4.7709	06/05/2015
Sale of Common Stock	(52,920)	4.8301	06/16/2015
Sale of Common Stock	(237,738)	4.9038	06/17/2015
Sale of Common Stock	(147,000)	4.9015	06/17/2015